

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 9, 2014

<u>Via E-Mail</u>
Scott D. Macdonald
Chief Financial Officer
Starz
8900 Liberty Circle
Englewood, Colorado 80112

> **Re: Starz
> Form 10-K for the Fiscal Year Ended December 31, 2013
> Filed February 21, 2014
> File No. 001-35294**

Dear Mr. MacDonald:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Revenue, page 30</u>

1.   With a view towards clarifying disclosure, explain to us the facts and circumstances concerning the one-time adjustment resulting in the recognition of $18.6 million in previously deferred revenue. Please describe in your response the contractual terms that impacted the timing of your revenue recognition and refer us to the accounting literature relied upon by management as a basis for your revenue recognition policy.

2.   As reported, revenue from Starz Distribution increased by $128.9 million or 40.2% during 2013. Please explain to us why during that same period, charges for sales returns increased by 69%, to $141.3 million. Additionally, tell us when the related revenue was recognized and whether there had been any changes in your return policy.

Consolidated Statements of Operations, page F-1

3.   We note the disclosure on pages F-25 and F-32. Please explain why you did not report the gain as a result of being released from the NGOJF guarantee as part of the results from discontinued operations.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-12

4.   For purposes of revenue recognition from digital and television licensing, please explain to us the nature of the typical conditions that are required to be met and whether they are within the control of the licensee.

Note 12 – Commitments and Contingencies, page F-24

Legal proceedings, page F-26

5.   We note there was a confidential settlement of the lawsuit filed against DISH. If material, you should fully disclose the terms of the settlement and provide a sufficiently detailed discussion in MD&A so that the impact of the settlement on your results of operations is wholly transparent to readers. Please explain to us the terms of the settlement and tell us how it was reported in your financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  ·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director